Offering Statement for Travel.win, LLC

("Travel.win," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Travel.win, LLC

   1500 Cordova Road
   Suite 302
   Fort Lauderdale, FL 33316

Eligibility

2. **The following are true for Travel.win, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   John (Ted) Mooney

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2016	Present	Four Lunas	President and CEO
06/01/2020	Present	The Strack Group	Advisor
07/01/2016	03/03/2020	DOSH Holdings	VP Travel
12/01/2019	Present	Klickly	Advisor
07/27/2020	Present	Travel.win LLC	President and CEO

Short Bio: A 35+ year travel industry veteran with an extensive background in car rental, activities, hotel, and tour packaging. Ted is the former President of the Delta Vacations Brand of the Certified Vacations Group, which was a leader in the package travel industry. In this capacity, Mooney was responsible for all corporate aspects including sales and marketing, strategic planning, travel industry relations, product development, partnership, and brand positioning. Ted has been involved with several start-ups with successful exits. He was the President of 2GoMedia which was sold to Affinity Solutions in 2014. He then went on to the leading cash back app in the US, DOSH Holdings to launch a travel product that was bought by Cardlytics (CDLX) in 2021. He started Travel.win in late 2020 when he realized a niche opportunity in the Fintech space and travel. Ted graduated from St. Thomas University in Miami in 1988 and currently resides in Fort Lauderdale, Fl with his wife and family. LinkedIn: https://www.linkedin.com/in/tedmooneyj/

Name
Chester (Roland) Hollis III

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2019	04/30/2020	DOSH	Senior Director of Product Management
07/27/2020	Present	Travel.win LLC	Co-Founder & CTO

Short Bio: A product and technology veteran, Roland has over 25 years of experience in travel and retail e-commerce at companies like Expedia, Hotels.com, Sabre (Travelocity.com), Home Depot, and Saks Fifth Avenue, as well as various startups. Roland received a Bachelor's Degree in Computer Science from the University of Texas at Dallas, and both a Master's Degree in Computer Science and an MBA from Southern Methodist University. After stints in London, New York, and Seattle, Roland now resides in Austin, TX with his wife, Caity. LinkedIn: https://www.linkedin.com/in/rolandhollis/

Name
Geraldine Berkowitz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/27/2020	Present	Travel.win	CFO
06/01/2003	Present	Dancing Bear Investments Inc	Controller
04/01/2008	Present	The Travel Partnership Inc	Treasurer
01/01/2019	Present	EnergyX	Treasurer and VP of Finance

Short Bio: Geraldine Berkowitz is the CFO at Travel.win and handles all the accounting and administrative functions for the company since its inception. In addition, she holds various levels of accounting positions for the Egan family enterprises from Controller for Dancing Bear Investments to VP of Finance for Energy Exploration Technologies, Inc for the past 20 years. Prior to Dancing Bear, Geraldine was Controller for theglobe.com for and worked in management positions in both the rental and accounting areas of Enterprise Rent-A-Car for thirteen years. Geraldine received a Bachelor of Business in Management from Florida

International University and a Masters in Accounting from Florida Atlantic University and is a Certified Public Accountant. LinkedIn: https://www.linkedin.com/in/geraldine-berkowitz-4252902/

Name
Robert O'Connor Jr.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2006	07/31/2022	Enterprise Holdings	Assistant Vice President Online Travel
08/01/2022	Present	Travel.win	Chief Revenue Officer

Short Bio: A 30-year travel industry veteran with a diverse background in e-commerce focusing on distribution technologies, business development, multi-brand marketing, and customer loyalty programs. Bob has taken on many diverse roles with ever-increasing responsibilities at companies such as Alamo Rent-A-Car, National Car Rental, AutoNation/Republic Industries, Blue Dot Services and Enterprise Holdings. A graduate of Miami University in Oxford, Ohio, Bob currently resides in Chicago, Illinois with his wife and family. LinkedIn: https://www.linkedin.com/in/bob-o-connor-247117/

Name
Joy Jamon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/27/2020	Present	Travel.win LLC	Co-Founder & VP Operations
03/01/2020	07/26/2020	Self-Employed	Contractor

Short Bio: Joy Jamon has accumulated over 25 years of experience in Operations, Technical Service Management, and Client Support with some of the largest high-tech companies in the industry including Perot Systems, EDS, Charles Schwab, and McKesson. She ran operations for a number of companies and oversaw all new product roll-outs as well as client integrations for all Data and Voice solutions. Joy Co-Founded Renovatix Solutions, the original Cloud Services Broker, and ran the operations before being acquired by the largest Platform as a Service company in the industry. Most recently, Joy ran Customer Delivery & Support of DOSH, Holdings for a new generation of travel solutions that gave cash back to consumers for travel purchases and merchant offers inside the branding of some of the largest financial institutions in the world. Currently at Travel.win running Travel.win's Customer Delivery & Support and Partner implementation.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

John Mooney

Securities:	1,230,000
Class:	Class A Membership Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Travel.win is a travel loyalty platform provider that makes it easy for financial institutions, loyalty providers and consumer marketplaces to increase revenue and customer retention by offering a branded travel product. We enable our partners to create a customized travel store that adds value and creates consumer engagement for worldwide travel products. Financial institutions want increased card spend, higher loyalty, and revenue growth. Travel.win not only gives them all three of these things, but it does so efficiently and with little or no risk. For this reason, we believe Travel.win is gaining rapid traction among financial institutions, including Bank of America and Crypto.com. Loyalty providers and consumer-facing marketplaces are looking for ways to add travel to their offerings. Travel.win's simple white-label integration provides valuable, branded content with ease and simplicity. That's why sezzle, drop Loyalty Key, and Max app use the platform. Travel.win monetizes the relationships by taking a % fee of every booking that is made. This could be hotels, rental cars or activities. In addition, Travel.win plans to charge a setup fee and monthly fees to partners depending upon the size and scope of the integration. The executive team and advisors of Travel.win have over a cumulative 125+ years of experience. This ranges from Expedia, Hotels.com, Delta Vacations, American Express Vacations, AAA Vacations, Continental Vacations, Alamo, National, and Enterprise Rent a Car.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved

7. **Material factors that make an investment in Travel.win, LLC speculative or risky:**

   1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

   4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

   5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

   6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The

company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time.

9. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. We may conduct future offerings of our membership units and pay debt obligations with our membership units, which may diminish our investors' pro rata ownership and depress the market value of our membership units. We reserve the right to make future offers and sales, either public or private, of our securities, including our membership units or securities convertible into membership units at prices differing from the price of the membership units previously issued. In the event that any such future sales of securities are affected or we use our securities to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

11. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

12. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Travel.win, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,199,350 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$58,768
Compensation for managers	$9,510	$400,000
Consultants	$0	$200,000
Enhanced Hosting	$0	$165,000
Other General and Administrative	$0	$190,000
Bonuses	$0	$122,430
Legal	$0	$63,152
Total Use of Proceeds	**$10,000**	**$1,199,350**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Travel.win, LLC must agree that a transfer agent, which keeps records of our outstanding Class A Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4.15 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Membership Units	10,000,000	4,319,352	Yes	
Class B Membership Units	5,000,000	640,000	Yes	Class B units are paid back their initial investment prior to Class A units receiving any distributions.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Incentive Plan - Warrants	The Company has authorized the future issuance of an additional 525,000 at exercise prices equal to or greater than the then-current fair value of Class A Member Interests.	525,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has authorized the grant of an additional 525,000 warrants at future exercise prices equal to or greater than then–current fair value of such Interests employees and advisors at the Company. If any of those warrants were to convert into units, your securities would get diluted. The Company has no existing debt that is convertible into equity.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The offered Securities include the Class A Member Interests of the Company. There are no differences between the Company's issued and outstanding Class A Member Interests and the offered Securities, except the Company has granted a perpetual waiver of the transfer restrictions listed in the Operating Agreement of Travel.win LLC for all Securities sold in this Offering. The Company has previously issued its Class B Member Interests that differ for the Company's Class A Member Interests (including the offered Securities). The Class B Member Interests have been granted certain preferred payments until their original principal investment has been repaid, at which time they automatically convert into Class A Member Interests.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company. John T Mooney is the only holder of shares that are more than 20%. He also holds all voting rights by proxy for all previous unit holders.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority owner may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional common units or warrants will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Travel.win, LLC conducted within the past three years?**

Date of Offering:	2023-02-28
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$550,872
Use of Proceeds:	The Company issued 138,952 Class A Units in exchange for $550,872 in cash. The proceeds are earmarked for operating expenses.

Date of Offering:	2021-06-19
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$300,000
Use of Proceeds:	The Company issued 240,000 Class B Units in exchange for $300,000 in cash. The Company used the proceeds primarily on operating expenses.

Date of Offering:	2020-09-30
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$400,000
Use of Proceeds:	The Company issued 400,000 Class B Units in exchange for $400,000 in cash. The Company used the proceeds primarily on operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Travel.win LLC is a travel loyalty platform provider that is designed to make it easy for financial institutions, loyalty providers and consumer marketplaces to increase revenue and customer retention by offering a branded travel product. We enable our partners to create a customized travel store that adds value and creates consumer engagement for worldwide travel products. Results of Operations: Revenue for the year ended December 31, 2022 decreased by $32,841 to $102,906, as compared to $135,747 reported for the year ended December 31, 2021. Cost of revenue for the year ended December 31, 2022 decreased by $39,756 to $27,761, as compared to $67,517 reported for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 increased by $11,916 to $220,427, as compared to $208,511 reported for the year ended December 31, 2021. Liquidity and Capital Resources: On December 31, 2022, the Company had cash and cash equivalents of $251,538 and working capital of $243,035 as compared to cash and cash equivalents of $402,371 and working capital of $390,860 on December 31, 2021. During the year ended December 31, 2022, the Company had an average monthly burn rate of approximately $12,000, down from an average monthly burn rate of approximately $13,000 during the year ended December 31, 2021. During 2020, the Company raised $400,000 through the issuance of 400,000 Class B Membership Units. During 2021, the Company raised $300,000 through the issuance of 240,000 Class B Membership Units. During 2023, the Company raised $550,872 in gross proceeds in exchange for 138,952 Class A Membership Units. The Company has not issued any debt. It has been able to sell membership units to fund its operational needs.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Travel.win, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of the videos shown on the company's offering page: Video #1: I think investors should know one thing, and that is that we're super committed. I'm committed. Ted is one of the most committed, loyal, hardworking guys that I've met, and that's why I'm super proud and happy to be an investor in his business. And we're just committed to making this a big win and have every reason to believe that we'll succeed. Cem Bagdatlioglu: There's potential in the team, I can attest to that. There's potential in the industry and there's tremendous potential in the platform and technology that we've built. We're in the process of finalizing our integration into car rental. Soon after that we'll have activities and we're also going to implement air. It'll be late this year, probably into next year. Then on top of that you have this onboarding tool. It's only going to get better. Ronald Hollins: The opportunity for growth is astronomical. You know we we're just getting traction in the industry now. Travel is a high margin product you know so the cash flow opportunities are there. We are getting close to being cash flow neutral now. As we grow our partner base it's inevitable that we will start to be in the black and generating positive cash flow in a very short amount of time. Bob O'Connor: There's not a whole lot of competition in the space where you're building out a customized solution for these customers that they brand with their brand. The credit card industry, the fintech industry, you can see a lot of movement where the banks are going out now and buying travel companies. So US Bank has gone out and bought Travel Bank. JP Morgan Chase bought a travel agency called Frosh Travel. US Bank bought a company called Travel Bank. So you can see there's movement within the industry and we're there to fill that need and help these companies that are trying to catch up with these bigger banks like J.P. Morgan Chase. So there's a lot of growth opportunity and a lot of movement in the industry and I think it's going to grow and the opportunities each year are going to get better and better for us. We know it's not going to be exactly as we hope. We know it's going to have bumps in the road, all young companies do. But we think we have a huge industry and a big opportunity and a great platform. And we're sort of in the lead right now, so we have a great chance to win big. Get in now, because we're going to grow really fast. I think this is the time to do it before it's too late. Video #2: After being a CEO for 17 years, in the last 10 or 11 years, I've just been really partnering with young startup entrepreneurs, usually early stage companies, and investing in, and advising, and coaching, and helping them reach traction and real success in their businesses. I have a very unique philosophy of life, and that is that I love people. And I was taught early on in my career that if you treat everyone you meet as if they're in a crisis, you'll be right at least 50% of the time. And I realized that people generally live with problems. And so if I can treat people as if they're facing a health or emotional or some kind of a crisis and know that something's going on in their life and treat them well and help them and leave them better off than they were before they met me, then I will have a real successful time in life. It just tends to come back to you. When you do good, when you help others, that success comes back to you, usually in multi-fold. And so that's been my philosophy, and I think that's led to great success for me. That's part of what I love about Ted Mooney, who runs Travel.win, and I knew Ted before he started the company. And he's the kind of guy that's adaptable. He stays positive when tough things happen. He just gets on it and works through it. People love him. And he has a real vision to build it into a really big company. And if you look at that industry, it's a $5 trillion industry, the travel industry, it's huge. And if anything, if we've learned anything as consumers from the pandemic is that we all want to travel. We want to be out there and see the beauty of the world. We want to spend the time and have experiences with the people that we love. And if I can do that and make it more affordable, that's a huge need. It's a big win for everybody. So it's a platform that it can serve literally hundreds of millions of people. That it reduces the cost of their travel and the experiences. And that it fills a need that we all have to see the world and to be with people that we love doing things that we enjoy. Video #3: Ted Mooney: I think you can see, based upon who our partners are today, we're pretty good at sales. We know how to get it done. And it's only going to get better. That's just the tip of the iceberg. Ronlad Hollis: We work with Sezzle as one of our launch customers. They are a buy now, pay later company. We've recently entered an agreement with Bank of America. We've got a relationship with a Danish company named Loyalty Key, but also, you know anyone that has a an affiliate program so like perhaps like Gas Buddy or Acorns that we've worked with in the past that you can click on something and it goes off to a site and they get commissions from it and it goes into your loyalty program and you get points back. Those types of products and those types of experiences we hook in very well with and we've had some success in building those relationships. Ted Mooney: We have crypto.com that is going to be coming on in June. They have 50 million consumers that they have access to. We have another buy now pay later called Laybuy that they have at least 5 million consumers. So we're hitting the space at the right time and based upon our ability to customize for our partners, that makes us the leader in this industry in my opinion.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.travel.win

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.